SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                 Comdisco, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   200336105
               -------------------------------------------------
                                 (CUSIP Number)



         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

                                Page 1 of 5 Pages

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

------------------------                              -------------------------

CUSIP NO. 200336105                   13G                Page  2  of  5  Pages
------------------------                              -------------------------

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1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David J. Greene and Company
-------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group*         (a) [  ]
                                                                   (b) [xx]
--------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         New York
-------------------------------------------------------------------------------
             5      Sole Voting Power

  Number of
                      158,113 shares
   Shares    ------------------------------------------------------------------
             6      Shared Voting Power
Beneficially

  Owned By           1,821,320 shares
             ------------------------------------------------------------------
   Each       7     Sole Dispositive Power

 Reporting
                      158,113 shares
  Person      -----------------------------------------------------------------
              8     Shared Dispositive Power
   With

                      2,559,573 shares
-------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned By Each Reporting Person

                     2,717,686 shares
-------------------------------------------------------------------------------
10       Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares*
                                                                     [  ]
--------------------------------------------------------------------------------
11       Percent of Class Represented By Amount in Row 9

         5.19%
-------------------------------------------------------------------------------
12       Type of Reporting Person*

         Broker-dealer/Investment Adviser (BD/IA/PN)
-------------------------------------------------------------------------------

2045979.01

David J. Greene and Company                                      3 of 5

                      *SEE INSTRUCTION BEFORE FILLING OUT!

The filing of this  statement  shall not be construed as an admission that David
J. Greene and Company is the beneficial owner of the securities covered by such statement.

Item 1.  (a)        Name of Issuer.

                    Comdisco, Inc.

Item 1.  (b)        Address of Issuer's Principal Executive Officers.

                    6111 North River Road
                    Rosemont, Illinois  60018

Item 2.  (a)        Name of Person Filing.

                    David J. Greene and Company

Item 2.  (b)        Address of Principal Business Office.

                    599 Lexington Avenue, New York, NY  10022

Item 2.  (c)        Place of Organization.

                    New York

Item 2.  (d)        Title of Class of Securities.

                    Common Stock, $.10 par value

Item 2.  (e)        CUSIP Number.

                    200336105

Item 3.  (a)        David J. Greene and Company is a broker-dealer
                    registered under Section 15 of the Act.

         (b) David J. Greene and Company is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.

          (a)        Amount Beneficially Owned:  2,717,686 shares

          (b)        Percent of Class:  5.19%


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


David J. Greene and Company                                    4 of 5

          (c)        Number of shares as to which such person has:

                    (i)   Sole power to vote:                158,113 shares

                   (ii)   Shared power to vote:            1,821,320 shares


                   (iii)   Sole power to dispose of or to direct the
                           disposition of:                   158,113 shares


                   (iv)   Shared power to dispose or to direct the
                          disposition of:                   2,559,573 shares


Item 5.        Ownership of Five Percent or Less of a Class.

               Reporting person has not ceased to be the beneficial owner of more than five percent of the securities.

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent
               Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the
               Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.



2045979.01

David J. Greene and Company                                      5 of 5

Item 10.       Certification.
               -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Date:  2/5/96                 Signature:/s/____________________
                      as of
                      12/31/95

                                     Name/Title:   E. Stephen Walsh
                                                   General Partner and
                                                   Director of Compliance





2045979.01